SEC 1745 (3-98)	Potential persons who are to
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No.	)*

DATAMETRICS CORPORATION
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

238085104
 (CUSIP Number)

5/7/99
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule
 pursuant to which this Schedule is filed:
[x  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a
 reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover
 page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
 otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).

CUSIP No.	238085104




1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
		Headwaters Capital, LLC		94-3349598


2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			x
(b)

3.
SEC Use Only

4.
Citizenship or Place of Organization				San Francisco, CA



Number of
5.	Sole Voting Power			2,000,000


Shares
Beneficially
6.	Shared Voting Power

Owned By Each
Reporting
7.	Sole Dispositive Power

Person With
8.	Shared Dispositive Power

9.
Aggregate Amount Beneficially Owned by Each Reporting Person	2,000,000


10.
Check if the Aggregate Amount in Row (11)
 Excludes Certain Shares (See Instructions)

11.
Percent of Class Represented by Amount in Row (11)		9.75%

12.
Type of Reporting Person (See Instructions)
PN








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